UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

ANNOUNCEMENT  BY  FIAT  CHAIRMAN
PAOLO  FRESCO

With reference to recently reported rumors I want to clarify that at the next Board of Directors’ meeting to be held this Friday, I do intend to propose the cooption of Mr. Umberto Agnelli as well as his appointment as Chairman of Fiat S.p.A. I informed Mr. Agnelli of this intention of mine last week and he expressed his readiness to take over.

As I previously announced, I wanted to ensure a smooth succession and I reckoned that it was opportune to bring forward the handover, originally planned for the next Stockholders’ Meeting, so that Fiat may immediately have its reference stockholder as a guide for the future.

I am sure that this decision will send a clear and strong message both inside and outside the Group.

Turin, February 25, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney